Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 333-59616

                                       Date: June 5, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on June 1, 2001, First Union filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

     First Union and Wachovia, and their respective directors and executive officers, and others may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on
Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of participants may be obtained by reading the registration statement and the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING PRESENTATION MATERIALS MAY BE USED FROM TIME TO TIME BY FIRST UNION IN SPEECHES, CONFERENCES AND MEETINGS WITH ANALYSTS AND INVESTORS

--------------------------------------------------------------------------------

                                Management Review

--------------------------------------------------------------------------------

Cautionary Statement
--------------------------------------------------------------------------------

     This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule;
     (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

[FIRST UNION LOGO]
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

Additional Information
--------------------------------------------------------------------------------

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on June 1, 2001, First Union filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

     First Union and Wachovia, and their respective directors and executive officers, and others may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of participants may be obtained by reading the registration statement and the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.



[FIRST UNION LOGO]
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

June 2000 Restructuring
--------------------------------------------------------------------------------
Complete, On Budget and Exceeded Initial Goals





--------------------------------------------- --------------------------------------------------------------------------------------
o        The Money Store                      [_] Ceased production - June 2000
                                              [_] Consolidated First Union Home Equity loan servicing on TMS platform -
                                                  November 2000
                                              [_] Liquidated $5.3 billion TMS Equity and Home Improvement loan portfolio
                                                  (not in original plan) - At May 31, 2001 First Union held
                                                  approximately $70 million in TMS assets - down from $5.4BN
                                              [_] Performance of loans serviced for others, 20 to 30 percent better than plan
--------------------------------------------- --------------------------------------------------------------------------------------
o        Mortgage Servicing                   [_] Portfolio sold to Wells Fargo in Q3 2000 and converted in Q1 2001
                                              [_] Production function retained - estimated 2001 production $14 billion
--------------------------------------------- --------------------------------------------------------------------------------------
o        Credit Cards                         [_] Portfolio sold to MBNA in Q2 2000 and converted in Q3 2000
                                              [_] Origination on an agent basis
--------------------------------------------- --------------------------------------------------------------------------------------
o        Expense Management                   [_] Implemented a comprehensive expense management policy designed to eliminate waste, redundancy and nonessential expenses. Budgeted to save $340 million in 2001

o        Staffing                             [_] Reduced headcount in line and staff units without impacting bottom line results
                                              [_] Examples
                                                  -  Reduced fixed income sales and trading staff by 90 - revenue and net income up sharply in 2001
                                                  -  Reduced corporate Human Resources staff expense by 30 percent - 50 percent of transactions now performed self service online - corporate attrition is down substantially
--------------------------------------------- --------------------------------------------------------------------------------------
o        Balance Sheet Restructuring          [_] Sold $13 billion of investment securities and long term off-balance sheet contracts
                                              [_] Reduced fixed income trading portfolio by $5 billion in Q3 2000
                                              [_] Sold $1+ billion performing and nonperforming commercial loans

--------------------------------------------- --------------------------------------------------------------------------------------
o        Capital Strength                     [_] Reduced dividend by 50 percent in December 2000 to strengthen capital base
                                              [_] Published capital ratio target of 2nd quartile among top 20 U.S. banks
--------------------------------------------- --------------------------------------------------------------------------------------


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

Expense Management
--------------------------------------------------------------------------------
Has Successfully Reduced Costs Without Impacting Growth

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]

First Union Operating Expense
(10% decline)


                2000                  2001
----------------------------------    ----
     1Q      2Q      3Q      4Q        1Q
   ------  ------  ------  ------    ------
   $2,387  $2,366  $2,328  $2,132    $2,138

---------------------------------------
Source: First Union 3/31/01 10Q.


o Comprehensive expense management implementation on track as evidenced by reduction in operating expense Q1 2001 compared to Q1 2000

o FTE rationalization from approximately 73,000 in June 2000 to 68,000 in April 2001

o Expense reductions realized across substantially all individual expense categories


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

General Bank
--------------------------------------------------------------------------------
Consistent Growth In A Challenging Operating Environment


[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]


         Consumer Loan Production



     4Q 1999        4Q 2000        1Q 2001
     -------        -------        -------
      $3.5B          $3.7B          $4.0B


---------------------------------------
Note: Includes Consumer Direct, Prime Equity Lines and Small Business Loans.
Source: Company Reports.


[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]

            Core Deposit Balance

     4Q 1999        4Q 2000        1Q 2001
     -------        -------        -------
     $96.5B         $98.2B          $98.5B

---------------------------------------
Source: Company Reports.

o The General Bank has continued to deliver consistent loan and deposit growth in a more competitive operating environment

o First Union has successfully expanded its financial services relationships with its customers

     [_] 26% of First Union households have relationships on all three key levels (from 20% in 4Q 1999)

         - Transacting, Savings/Investing, Borrowing

o Steadily improving customer service has resulted in 31% reduction in household attrition from 19% Q1 1999 to 13% Q1 2001

o    Eight consecutive quarters of improving customer satisfaction per Gallup

o Loan and deposit growth achieved in an environment of rational pricing and strict cost controls (2% reduction from 1Q2000 to 1Q2001)



                         General Bank Operating Expenses
                         -------------------------------


                              1Q 2000        1Q 2001
                              -------        -------
                               $925           $908

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

Capital Management
--------------------------------------------------------------------------------
Consistent Growth In A Challenging Operating Environment

[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]

                           Capital Management Revenue

As reported data reveals, First Union's capital management revenue has remained within 10% of Q1 2000 results which reflected unprecedented brokerage volume amid all-time NASDAQ high

                    2000                   2001
   -----------------------------------    ------
     1Q        2Q        3Q        4Q        1Q
    ---       ---       ---       ---       ---
    $928     $830      $835      $854       $831

---------------------------------------
Source: First Union publicly available financial segment data, as reported in First Union's 3/31/01 10-Q.



o First Union has successfully built leading positions in highly profitable business lines

o    Asset gathering powerhouse:

     [_] 6th largest broker-dealer

     [_] 8th largest U.S. provider to high net worth individuals/families

     [_] 4th largest personal trust provider

     [_] 23rd largest mutual fund family

     [_] 2nd largest bank annuity provider

     [_] 8th largest AMA account provider nationally

     [_] 16th largest defined contribution services provider

o Unique, multi-channel distribution platform integrates delivery of advice and products:

     [_] $196 billion client assets

     [_] 2,193 financial centers

     [_] 375 brokerage offices

     [_] 7,784 brokers

     [_] 76 private client offices

     [_] FirstUnion.com


[FIRST UNION LOGO]                                                             4
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

Capital Management
--------------------------------------------------------------------------------
Strong Performance Across Segments vs. Peers


o As compared to its peers, First Union's Capital Management Group has exhibited strong performance


[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]

                            Asset Management Revenue

                                 2000               2001
                     ---------------------------    ----
                      1Q      2Q      3Q      4Q      1Q
                     ---     ---     ---     ---     ---
                     $151    $146    $156    $153    $145

First Union - 1st Q00 - 1st Q01              (4%)
Franklin Resources                           (6)
T Rowe Price                                 (11)
Stilwell/Janus                               (18)


[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]

                          Wealth/Trust Services Revenue

                                 2000               2001
                     ---------------------------    ----
                      1Q      2Q      3Q      4Q     1Q
                     ---     ---     ---     ---    ---
                     $185    $185    $185    $187   $179

First Union - 1st Q00 - 1st Q01              (3%)
Franklin Resources                           (6)
T Rowe Price                                 (11)
Stilwell/Janus                               (18)


[BAR CHART APPEARS HERE WITH THE FOLLOWING PLOT POINTS:]


                            Retail Brokerage Revenue

                                 2000                  2001
                     ------------------------------    ----
1Q'00 NASDAQ volume      1Q      2Q      3Q      4Q      1Q
91% higher than 1Q'99   ---     ---     ---     ---     ---
                        $607    $510    $506    $520    $517


First Union - 1st Q00 - 1st Q01              (15%)
Merrill Lynch                                (24)
AG Edwards                                   (22)
Charles Schwab                               (34)
------------------------
Source: Company Reports.


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

Capital Markets
--------------------------------------------------------------------------------
Consistent Growth In A Challenging Operating Environment

                           Capital Markets Revenue (1)


                                    ---------
                                     Growth:
                                    1Q/1Q 5+%
                                    ---------

                                    2000               2001
                       -----------------------------   ----
                         1Q      2Q      3Q      4Q      1Q
                        ----    ----    ----    ----    ----
                        $729    $687    $709    $707    $768

---------------------------------------
(1) Excludes principal investing.
Source: Company Reports.

o First Union's Capital Markets revenue, adjusted for principal investing results, has performed exceptionally well in a difficult operating environment

o    Leveraging commitment to mid-cap growth sector

     [_] Comprehensive product offering to serve entire corporate life cycle

o Continued to build market share and improve competitive position in core categories

     [_] Fixed Income Sales & Trading

     [_] Leveraged Syndication

     [_] Public ABS

     [_] CMBS

o    Strong evidence of expense rationalization

     [_] Equity

     [_] M&A

     [_] Research

o    Q2 2001 results are expected to show continued progress in growing revenues

[FIRST UNION LOGO]                                                             6
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